      As filed with the Securities and Exchange Commission on May 8, 1998

                                                      Registration No. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               AMERICREDIT CORP.
             (Exact name of registrant as specified in its charter)

            TEXAS                                               75-2291093
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                  200 BAILEY AVENUE, FORT WORTH, TEXAS 76107
                                (817) 332-7000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive officers)

            DANIEL E. BERCE                                   COPY TO:
        CHIEF FINANCIAL OFFICER
           AMERICREDIT CORP.                              L. STEVEN LESHIN
           200 BAILEY AVENUE                            JENKENS & GILCHRIST,
        FORT WORTH, TEXAS 76107                      A PROFESSIONAL CORPORATION
            (817) 332-7000                          1445 ROSS AVENUE, SUITE 3200
(Name, address, including zip code, and               DALLAS, TEXAS 75202-2799
telephone number, including area code,
        of agent for service))

                              --------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              --------------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                         |                      |                   |         PROPOSED         |
                                         |                      |     PROPOSED      |         MAXIMUM          |
         TITLE OF EACH CLASS OF          |                      |     MAXIMUM       |        AGGREGATE         |      AMOUNT
            SECURITIES TO BE             |     AMOUNT TO BE     |  OFFERING PRICE   |         OFFERING         |        OF
               REGISTERED                |      REGISTERED      |  PER UNIT /(1)/   |        PRICE/(1)/        | REGISTRATI0N FEE
-----------------------------------------|----------------------|-------------------|--------------------------|--------------------
Common stock, $0.01 par value ....       |      500,000 (2)     |      $32.7813     |      $16,390,650 (3)     |      $4835.26
-----------------------------------------|----------------------|-------------------|--------------------------|--------------------
Stock Options to purchase 500,000        |  500,000 Dealership  |                   |                          |
shares of common stock (4) .......       |  Stock Options (4)   |        (5)        |           (5)            |      $ 100.00
-----------------------------------------|----------------------|-------------------|--------------------------|--------------------
TOTAL                                    |                      |                   |                          |      $4935.26
====================================================================================================================================

     (1)  Estimated solely for the purpose of calculating the registration fee.
     (2) Shares issuable upon exercise of nonqualified stock options ("Dealership Stock Options") authorized to be granted to the owners and other dealer principals of certain automobile dealerships under the 1998 Limited Dealership Stock Option Plan of AmeriCredit Corp. (the "Plan").
     (3) Calculated pursuant to Rule 457(c). Accordingly, the price per share of the Common Stock offered hereunder pursuant to the Plan is based on 500,000 shares of Common Stock reserved for issuance under the Plan and that are not currently subject to outstanding Dealership Stock Options at a price per share of $ 32.7813, which is the average of the highest and lowest selling price per share of Common Stock on the New York Stock Exchange on May 4, 1998.
     (4) Dealership Stock Options to be granted to the owners and other dealer principals of certain automobile dealerships under the Plan.
     (5) Dealership Stock Options are granted pursuant to a formula in the Plan to the owners and other dealer principals of certain automobile dealerships that refer business to the Company based on the number of financing contracts (the "Contracts") sold by such automobile dealerships to the Registrant.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

                                                           Subject to completion
                                        Preliminary Prospectus Dated May 8, 1998

                 500,000 SHARES OF COMMON STOCK ISSUABLE UPON
                     EXERCISE OF DEALERSHIP STOCK OPTIONS
                                    AND THE
               ISSUANCE OF THE RELATED DEALERSHIP STOCK OPTIONS

                               AMERICREDIT CORP.
                                  ___________

  AmeriCredit Corp., a Texas corporation (the "Company"), desires to provide an additional incentive to automobile dealerships to refer business to the Company through the grant by the Company of nonqualified stock options to certain owners and other dealer principals of certain automobile dealerships selected by the Plan Administrator in its discretion that refer business to the Company. The Plan authorizes the granting of such nonqualified stock options based on the amount of business such dealerships refer to the Company. On April 28, 1998, the Company's Board of Directors adopted the 1998 Limited Dealership Stock Option Plan of AmeriCredit Corp. (the "Plan") to provide for such grants.

  This prospectus relates to the 500,000 shares (the "Shares") of common stock, $0.01 par value per share ("Common Stock"), of the Company, that will be issued upon exercise of nonqualified stock options ("Dealership Stock Options") to be granted under the Plan to certain owners and other dealer principals of certain automobile dealerships selected by the Plan Administrator in its discretion that refer business to the Company. This prospectus also relates to the 500,000 Dealership Stock Options to be granted under the Plan.

  The Plan provides for the automatic grant of Dealership Stock Options to participating dealerships at the end of each calendar quarter pursuant to a formula based on the number of financing contracts such dealerships sell to the Company during such quarter. See "The Plan--Automatic Grant of Dealership Stock Options." Each Dealership Stock Option will have an exercise price equal to the fair market value of a share of Common Stock on the option's date of grant and will expire on the third anniversary of such date of grant. Dealership Stock Options shall be exercisable in full upon their date of grant. Dealership Stock Options may not be transferred, assigned or hypothecated and any attempt to transfer, assign or hypothecate a Dealership Stock Option shall cause such Dealership Stock Option to become null and void.

  Generally, the Shares of Common Stock received upon the exercise of Dealership Stock Options may be resold under the Securities Act of 1933, as amended (the "Securities Act"), without limitation as to either the quantity sold or the period during which such stock was held, provided such Shares are acquired upon exercise of a Dealership Stock Option while the registration statement of which this prospectus is a part remains effective under the Securities Act.

  The grant of a Dealership Stock Option to an Eligible Participant (as defined herein) will not be taxable to such Eligible Participant. Upon the exercise of a Dealership Stock Option, the Eligible Participant will recognize ordinary compensation income at the time of the exercise in an amount equal to the excess of the then fair market value of the Shares of Common Stock received over the exercise price. Because participants in the Plan will not be employees of the Company, there will be no withholding with respect to such amount.

  The Common Stock is traded on the New York Stock Exchange under the symbol "ACF." On May 4, 1998, the last reported sale price of the Common Stock as reported by the New York Stock Exchange was $32.625 per share.

                                _______________


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May __, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial condition and other matters. Such information is available for inspection at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and Seven World Trade Center, Suite 1300, New York, NY 10048. Copies of such information are obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, NW, Washington, DC 20549. Such material is also available for inspection at the library of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a web site (http://www.sec.gov) that contains periodic reports, proxy statements and other information regarding registrants that file documents electronically with the Commission.

  Additional information regarding the Company and the stock options and Common Stock offered hereby is contained in the Registration Statement on Form S-3 (which includes this prospectus) and the exhibits relating thereto, filed with the Commission under the Securities Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO AMERICREDIT CORP., 200 BAILEY AVENUE, FORT WORTH, TEXAS 76107, ATTENTION: DANIEL
E. BERCE, (817) 332-7000.

  The following AmeriCredit documents are incorporated by reference herein:

       (1) AmeriCredit's Annual Report on Form 10-K for the year ended June 30, 1997, filed with the Commission;

       (2) AmeriCredit's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission;

       (3) AmeriCredit's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, filed with the Commission;

       (4) AmeriCredit's Reports on Form 8-K, dated August 28, 1997, January 22, 1998, and January 29, 1998, all as filed with the Commission; and

       (5) AmeriCredit's Form 8-A, as filed with the Commission on September 5, 1997.

  All documents filed with the Commission by AmeriCredit pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of effectiveness of the Registration Statement of which this Prospectus forms a part are incorporated herein by reference and such documents will be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   NOTE REGARDING FORWARD-LOOKING INFORMATION

  INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY.

                                  THE COMPANY


  The Company is a consumer finance company specializing in purchasing, securitizing and servicing retail automobile installment sales contracts originated by franchised and select independent dealers in connection with the sale of late model used and to a lesser extent new automobiles. The Company targets borrowers with limited credit histories, modest incomes or those who have experienced prior credit difficulties ("Sub-Prime Borrowers"). With the use of proprietary credit scoring models, the Company underwrites contracts on a decentralized basis through a nationwide branch office network. These credit scoring models, combined with experienced underwriting personnel, enable the Company to implement a risk-based pricing approach to structuring and underwriting individual contracts. The Company's centralized risk management department monitors these underwriting strategies and portfolio performance to balance credit quality and profitability objectives. The loan portfolio is serviced by the Company at centralized facilities located in Fort Worth, Texas, Tempe, Arizona and Charlotte, North Carolina using automated loan servicing and collection systems.

  The Company had 108 branch offices as of December 31, 1997. As a result of the Company's expansion strategy, the Company has been able to increase its aggregate volume of automobile installment sales contracts purchased to $906.8 million in fiscal 1997 from $18.3 million in fiscal 1993. The Company has continued this growth during the first six months of fiscal 1998, with purchases aggregating $696.3 million, compared to $359.4 million during the same period in fiscal 1997. The Company purchases contracts originated by dealers at prices ranging from par to a discount of up to 10%. The average discount as a percentage of the contracts purchased by the Company was approximately 3.4% in fiscal 1997. For fiscal 1997, the average principal amount financed and weighted average APR of contracts purchased by the Company were $11,874 and 19.7%, respectively.

  The Company generates earnings and cash flow primarily through the purchase, retention, securitization and servicing of automobile receivables. In each securitization, the Company sells automobile receivables to a trust or special purpose finance subsidiary that, in turn, sells asset-backed securities to investors. The Company recognizes a gain on the sale of the receivables to the trust and receives monthly excess cash flow distributions from the trust resulting from the difference between the interest received from the obligors on the receivables and the interest on the asset-backed securities paid to investors, net of losses and expenses. The Company typically begins to receive excess cash flow distributions approximately seven to nine months after the receivables are securitized, although these time periods may be shorter or longer depending upon the structure of the securitization. The Company received excess cash flow of $24.0 million from securitization trusts and special purpose finance subsidiaries in fiscal 1997. Due to the time delay associated with distributions of excess cash flow from securitizations, the Company expects to receive increased cash flow distributions in fiscal 1998 from trusts created as a result of securitization transactions occurring in fiscal 1997. Prior to such time as the Company begins to receive excess cash flow, all excess cash flow is utilized to fund credit enhancement requirements to secure financial guaranty insurance policies issued by a monoline insurance company to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flow is distributed to the Company. In addition to excess cash flow, the Company earns servicing fees of between 2.25% and 2.50% per annum of the outstanding principal balance of receivables securitized. Over the four quarters ended December 31, 1997 the Company completed four securitization transactions totaling $1.2 billion.

  According to CNW Marketing/Research, an independent automobile finance market research firm, the automobile finance industry is the second largest consumer finance industry in the United States with over $427 billion of loan and lease originations during 1996. The industry is generally segmented according to the type of car sold (new vs. used) and the credit characteristics of the borrower (prime vs. sub-prime). The sub-prime segment of the market accounted for approximately $75 billion of these originations.

  The Company's principal objective is to continue to build upon its position as a leading indirect lender to Sub-Prime Borrowers. To achieve this objective, the Company employs the following key strategies:

  Continued Expansion of the Automobile Finance Branch Network. The Company opened five branch offices in fiscal 1993, 13 in fiscal 1994, 13 in fiscal 1995, 20 in fiscal 1996, 34 in fiscal 1997 and 23 in fiscal 1998 through December 31, 1997, bringing its branch office network to 108 offices located in 32 states as of December 31, 1997. Branch office personnel are responsible for the development and maintenance of dealer relationships. As part of its goal of increasing the number of dealers from whom it is purchasing automobile finance contracts, the Company plans to open approximately 17 additional branch offices during the remainder of fiscal 1998.

  Use of Proprietary Credit Scoring Models for Risk-based Pricing. The
Company has developed and implemented a credit scoring system across its branch office network to support the branch level credit approval process. The Company's proprietary credit scoring models are designed to enable AmeriCredit to tailor each loan's pricing and structure to a statistical assessment of the underlying credit risk.

  Sophisticated Risk Management Techniques. The Company's centralized risk management department is responsible for monitoring the origination process, supporting management's supervision of each branch office, tracking collateral values of the Company's receivables portfolio and monitoring portfolio returns. This risk management department uses proprietary databases to identify concentrations of risk, to price for the risk associated with selected market segments and to endeavor to enhance the credit quality and profitability of the contracts purchased.

  High Investment in Technology to Support Operating Efficiency and Growth.
The use of leading-edge technology in both loan origination and servicing has enabled AmeriCredit to become a low-cost provider in the sub-prime automobile finance market. AmeriCredit's annualized ratio of operating expenses to average managed receivables was 10.0% for fiscal 1995, 7.2% for fiscal 1996, 6.6% for fiscal 1997 and 6.0% for the six months ended December 31, 1997.

  Leveraging Sub-Prime Lending Expertise. In November 1996, AmeriCredit acquired a small residential mortgage lender which was later renamed Americredit Corporation of California and which conducts business under the name AmeriCredit Mortgage Services ("AMS"). AMS specializes in originating and purchasing home equity mortgage loans made to Sub-Prime Borrowers from a network of mortgage brokers. AMS has originated $105.4 million of mortgage loans from its date of acquisition through December 31, 1997. The Company believes that over time it can leverage its national presence, risk management techniques and state-of-the-art technology to broaden its indirect lending to Sub-Prime Borrowers. AMS's corporate office is located in Orange, California. AMS has historically sold its home equity loans and the related servicing rights to third party investors.

  Funding and Liquidity Through Securitizations.   The Company sells
automobile receivables in securitization transactions in order to obtain a cost-effective source of funds for the purchase of additional automobile finance contracts, to reduce the risk of interest rate fluctuations and to utilize capital efficiently. Since the Company's first securitization transaction in December 1994, the Company has securitized approximately $2.0 billion of automobile receivables in private and public offerings of asset-backed securities.

  AmeriCredit was incorporated in Texas in 1988 and succeeded to the business, assets and liabilities of a predecessor corporation formed under the laws of Texas in 1986. The Company's Common Stock, $0.01 par value per share (the "Common Stock"), is traded on the NYSE under the symbol "ACF." The Company's principal executive offices are located at 200 Bailey Avenue, Fort Worth, Texas 76107 and its telephone number is 817-332-7000.

                                   THE PLAN

GENERAL

  The Company desires to provide an incentive to automobile dealerships to refer business to the Company through the grant by the Company of nonqualified stock options to the owners and other dealer principals of certain automobile dealerships. Such grantees will be selected by the Plan Administrator in its discretion based on the amount of business such dealership refers to the Company. On April 28, 1998, the Company's Board of Directors adopted the Plan to provide for such grants.

  Competition for the purchase of Contracts from referring automobile dealerships among finance companies and banks is intense. Through the implementation of the Plan, the Company intends to provide an additional incentive for automobile dealerships to refer business to the Company. Such incentives will be in addition to the normal and usual terms under which the Company and others acquire Contracts from dealerships. Thus, the Company has adopted the Plan to provide a means for the Company to enhance its competitive position. The Company believes that by providing the referring owners and dealer principals of certain automobile dealerships an opportunity to participate in the possible success and growth of the Company through the ownership of Dealership Stock Options, the referring dealerships will possibly have an added incentive to refer Contracts to the Company. Further, the interests of the referring owners and dealer principals will, by virtue of the ownership of their Dealership Stock Options, be more closely aligned with the interests of the Company and its shareholders. However, because the Dealership Stock Options will have an exercise price equal to the fair market value of a share of Common Stock on the date of grant, there can be no assurances that the holders of the Dealership Stock Options will realize any benefits from the acquisition and ownership of the Dealership Stock Options. Furthermore, participants in the Plan should recognize that the purchase of Shares of Common Stock of the Company pursuant to the exercise of Dealership Stock Options, like the purchase of any other security, involves an element of risk as the market value of such Shares may go down as well as up.

  The statements in this prospectus concerning the terms and provisions of the Plan are summaries and do not purport to be complete. All such statements are qualified in their entirety by reference to the full text of the documents filed as exhibits to the registration statement of which this prospectus is a part. Additional updating and other information with respect to the Plan and the Dealership Stock Options and Shares offered thereunder may be provided in the future to holders of Dealership Stock Options.

  The Plan is not a qualified deferred compensation plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and is exempt from the provisions of the Employee Retirement Income Security Act of 1974, as amended.

  Eligible Participants (as defined herein) under the Plan may obtain additional information regarding the Plan and its administration from the Company's General Counsel, 200 Bailey Avenue, Fort Worth, Texas 76107. The General Counsel may also be reached by phone at (817) 332-7000.

PURPOSE OF THE PLAN

  The purpose of the Plan is to provide an additional incentive to automobile dealerships to refer business to the Company. In furtherance of this purpose, the Plan authorizes the granting of Dealership Stock Options to the owners and other dealer principals of certain automobile dealerships selected by the Plan Administrator in its discretion that refer business to the Company based on the amount of business referred to the Company by such automobile dealerships.

ELIGIBILITY

  Any owner, co-owner, shareholder, partner or other person (an "Eligible Participant") that controls or is affiliated with an automobile dealership designated by the Plan Administrator for participation in the Plan (each an "Eligible Dealership"), provided that such Eligible Participant has completed and returned all Participant Enrollment Documents, as provided in the Plan, is eligible for the grant of Dealership Stock Options. Only one Eligible Participant per Eligible Dealership will be eligible for the grant of Dealership Stock Options, unless the Plan Administrator determines otherwise in its sole discretion.

ADMINISTRATION

  The Chief Executive Officer of the Company or an officer or officers of the Company or a subsidiary of the Company designated by the Chief Executive Officer shall administer the Plan (herein the term "Plan Administrator" shall refer to whoever is administering the Plan at any given time). The Plan Administrator, from time to time, may adopt rules and regulations for carrying out the purposes of the Plan. The determinations and the interpretation and construction of any provision of the Plan by the Plan Administrator are final, binding and conclusive.

AUTOMATIC GRANT OF DEALERSHIP STOCK OPTIONS

  The Plan provides for the grant of Dealership Stock Options to Eligible Participants on the last day of each calendar quarter exercisable for a certain number of Shares of Common Stock pursuant to a formula as provided in the Plan based on the number of Contracts that such Eligible Participant's corresponding Eligible Dealership has sold to the Company in such quarter. Such formula provides that if in any calendar quarter an Eligible Dealership has sold to the Company (i) less than 25 Contracts, the Eligible Participant would receive no Dealership Stock Options; (ii) 25 to 50 Contracts, the Eligible Participant would receive Dealership Stock Options exercisable for such number of Shares of Common Stock as is the result of the number of Contracts sold to the Company by such Eligible Dealership in such quarter multiplied by 150 and divided by the fair market value of a share of Common Stock on the last business day of such quarter; or (iii) over 50 Contracts, the Eligible Participant would receive Dealership Stock Options exercisable for such number of Shares of Common Stock as is the product of (X) the number of Contracts sold to the Company by such Eligible Dealership during such quarter, less 25 and (Y) 300, divided by the fair market value of a share of Common Stock on the last business day of such quarter.

  For example, pursuant to the formula, an Eligible Dealership that sells 25 Contracts to the Company in a calendar quarter where the closing sales price of Common Stock on the last business day of such quarter is $30.00 per share would generate Dealership Stock Options to purchase 125 Shares of Common Stock with an exercise price of $30.00 per share (e.g. 25 Contracts multiplied by 150 and divided by the fair market value of a share of Common Stock of $30.00 equals 125 Shares subject to Dealership Stock Options). In contrast, pursuant to the formula, an Eligible Dealership that sells 100 Contracts to the Company in the same calendar quarter would generate Dealership Stock Options to purchase 750 Shares of Common Stock with an exercise price of $30.00 per share (e.g. 100 Contracts, less 25, multiplied by 300 and divided by the fair market value of a share of Common Stock of $30.00 equals 750 Shares subject to such Dealership Stock Options).

  In addition to the automatic grant at the end of each calendar quarter, the Plan provides that Dealership Stock Options may, in the sole discretion of the Plan Administrator, be granted to an Eligible Participant on the date such Eligible Participant completes the Participant Enrollment Documents, or at any other time or times as may, in the discretion of the Plan Administrator, be warranted or advisable.

  Dealership Stock Options, if any, shall be granted to Eligible Participants as designated in such Eligible Participants' Participant Enrollment Documents.

TYPE OF STOCK OPTION

  Dealership Stock Options shall be nonqualified stock options and will not be entitled to the tax treatment of incentive stock options as defined in Section 422 of the Code.

OPTION CERTIFICATES

  Each Dealership Stock Option shall be evidenced by an Option Certificate that shall contain such terms as determined by the Plan Administrator and as are not inconsistent with the Plan or applicable law. The Plan Administrator shall deliver such Option Certificates within a reasonable time period following such Dealership Stock Option's date of grant. The Option Certificate shall be issued in the name of Eligible Participants as provided in the Plan and reflected in the records of the Plan Administrator, or such other person as may be designated by the Eligible Dealership.

EXERCISE PRICE

  The exercise price per share of Common Stock of any Dealership Stock Option shall be the fair market value per share of Common Stock on the date of grant of such Dealership Stock Option. As defined in the Plan, the fair market value of a Share of Common Stock on a specified date, provided the Common Stock continues to trade on the New York Stock Exchange, is the closing sales price on the date of grant or the next business day prior thereto, if such Shares did not trade on the date of grant.

EXERCISE OF DEALERSHIP STOCK OPTIONS AND PAYMENT

  Each Dealership Stock Option is immediately exercisable on or after its date of grant. A Dealership Stock Option may be exercised by written notice to the Company, but may only be exercised by an Eligible Participant as reflected in the Participant Enrollment Documents provided to the Plan Administrator. Such written notice shall be in accordance with the terms of the agreement evidencing such Dealership Stock Option, and must be accompanied by payment of the full exercise price for the Shares the holder of the Dealership Stock Option (an "Optionee") chooses to exercise. Unless further limited in any agreement evidencing a Dealership Stock Option by the Plan Administrator, the exercise price for any Shares purchased shall be paid solely in cash, by certified or cashier's check or by money order. The Plan Administrator, in its sole discretion, may accept a personal check in full or partial payment of any Shares.

  In order to assure compliance with the securities laws, during any time that the registration statement of which this prospectus is a part is not effective, the Plan Administrator may require such evidence as it may deem necessary to establish that the Shares of Common Stock are being purchased for investment and not with a view to, or for sale in connection with, a distribution (as that term is defined under the Securities Act). If this prospectus is not then part of an effective registration statement, the Plan Administrator may further require legends on the certificates representing the Shares.

  As a condition to the transfer of a certificate representing Shares, the Plan Administrator may obtain such agreements or undertakings, if any, as it may deem necessary or advisable to assure compliance with any provision of the Plan or any law or regulation.

  Under the terms of the Plan, Dealership Stock Options may only be exercised in the full amount stated in the Option Certificate. The Dealership Stock Option may not be broken down into smaller option denominations for purposes of exercising such Dealership Stock Options.

Termination or Cancellation of Dealership Stock Option

  The unexercised portion of a Dealership Stock Option will automatically terminate on the third anniversary of such Dealership Stock Option's date of grant.

  In anticipation of certain major corporate events, such as, among other things, certain changes in control, mergers or sales of substantially all of the assets of the Company (a "Cancellation Event"), the Plan Administrator may, after thirty days' written notice to an Optionee (the "Cancellation Notice"), cancel any portion of a Dealership Stock Option that remains exercisable upon the consummation of such Cancellation Event. If the Cancellation Event is not consummated, the Cancellation Notice relating to such Cancellation Event shall be of no effect. An Optionee, in any event, will have the opportunity to exercise the Optionee's Dealership Stock Options in full prior to such Cancellation Event.

TRANSFERABILITY

  Dealership Stock Options may not be transferred, assigned or hypothecated and any attempt to transfer, assign or hypothecate a Dealership Stock Option shall cause such Dealership Stock Option to become null and void. Dealership Stock Options may be exercised solely by the Optionee.

RESERVE OF COMMON STOCK

  Shares of Common Stock to be issued upon the exercise of Dealership Stock Options may be either Shares held in the Company's treasury or from authorized but unissued Shares. If any Dealership Stock Option or any part of such Dealership Stock Option, expires, terminates or is canceled or surrendered as to any Shares, for any reason without having been exercised in full, the Shares allocable to the unexercised portion of such Dealership Stock Option may again be subject to the grant of Dealership Stock Options under the Plan.

TERM OF THE PLAN

  The Plan became effective on the date of this prospectus (the "Effective Date"). The Plan is to continue in effect until the tenth anniversary of the Effective Date unless sooner terminated by the Company.

ADJUSTMENTS

  In the event of any stock dividend, stock split-up, combination or exchange of Shares of Common Stock, appropriate adjustments shall be made to (i) the number of Shares reserved under the Plan; (ii) the number of Shares subject to each outstanding Dealership Stock Option; (iii) the exercise price of each outstanding Dealership Stock Option and (iv) the number of Shares subject to subsequently granted Dealership Stock Options. No adjustment shall be made upon the issuance of Shares of the Company's capital stock or securities convertible into the Company's capital stock, either in connection with a direct sale or upon the exercise of rights or to subscribe therefor, or upon the conversion of Shares or obligations of the Company convertible into such Shares or other securities.

AMENDMENT

  The Company's Board of Directors may amend, modify or terminate the Plan and any outstanding Dealership Stock Option at any time and in any respect. Except with regard to the cancellation of a Dealership Stock Option upon the consummation of a Cancellation Event where the Optionee's consent is not required, the Board of Directors may not amend, modify or terminate an outstanding Dealership Stock Option without the Optionee's consent if such amendment, modification or termination materially impairs such outstanding Dealership Stock Option.

PROCEEDS

  The proceeds received by the Company from the sale of Shares will be used for general corporate purposes.

LISTING

  The Company has applied for a listing of the Shares on the New York Stock Exchange, subject to official notice of issuance.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

  The federal tax information set forth below is based upon present federal income tax laws and thus is subject to change when such laws change. Moreover, this summary of tax consequences attempts to paraphrase only the general rules and is not intended to be a complete description of all tax effects from participation in the Plan.

GRANT OF DEALERSHIP STOCK OPTIONS

  The grant of a Dealership Stock Option will not be taxable to the recipient Optionee.

EXERCISE OF OPTION

  Generally, upon the exercise of a Dealership Stock Option, an Optionee will recognize ordinary compensation income at the time of the exercise in an amount equal to the excess of the then fair market value of the Shares of Common Stock received over the exercise price. Because participants in the Plan will not be employees of the Company, there will be no withholding with respect to such amount.

SALE OF SHARES AFTER EXERCISE

  When Shares of Common Stock received upon the exercise of a Dealership Stock Option are subsequently sold or exchanged in a taxable transaction, the Optionee generally will recognize capital gain (or loss) in the amount by which the amount realized exceeds (or is less than) the fair market value of the Common Stock on the date the Dealership Stock Option was exercised. Such capital gain or loss will be long-term or short-term depending upon the Optionee's holding period following the exercise of the Dealership Stock Option.

TAX CONSEQUENCES TO THE COMPANY

  The Company will not be entitled to a deduction for federal income tax purposes for the granting of any Dealership Stock Option. The Company will generally be entitled to a deduction for federal income tax purposes when an Optionee exercises a Dealership Stock Option in the same amount as the ordinary income realized by the Optionee. All such deductions are subject to the usual rules regarding the reasonableness of compensation.

INDIVIDUAL TAX CONSULTATION

  In addition to the federal income tax consequences described above, the acquisition, ownership or disposition of a Dealership Stock Option or Shares acquired upon the exercise of a Dealership Stock Option may have tax consequences under various state or foreign laws that may be applicable to certain Optionees. Since these tax consequences, as well as the federal income tax consequences described above, may vary from Optionee to Optionee depending upon the particular facts and circumstances involved, each Optionee should consult its own tax advisor with respect to the federal income tax consequences of the grant or exercise of an Option, and also with respect to any tax consequences under applicable state, local or foreign law.


                             RESTRICTIONS ON RESALE

  Shares of Common Stock acquired upon exercise of Dealership Stock Options may be sold only in compliance with the registration requirements of the Securities Act and applicable state securities laws or exemptions therefrom. The Company has filed with the Commission a Registration Statement on Form S-3 registering under the Securities Act the issuance of the Dealership Stock Options and the sale of the Shares issuable upon the exercise of Dealership Stock Options (the "Registration Statement"). Consequently, under the federal securities laws, persons not deemed to be affiliates of the Company within the meaning of the Securities Act and applicable regulations promulgated thereunder by the Commission may exercise Dealership Stock Options and resell Shares under the Securities Act without limitation as to either the quantity sold or the period during which such stock was held, provided such Shares are acquired upon exercise of a Dealership Stock Option while the Registration Statement under the Securities Act covering the issuance of such Shares is in effect.

  Persons who are "affiliates" of the Company may resell Shares under the Securities Act only (i) in accordance with the provisions of Rule 144 of the Securities Act promulgated by the Commission (exclusive of the two-year holding period if such Shares are acquired upon exercise of a Dealership Stock Option while the Registration Statement covering the issuance of such Shares is in effect) or some other exemption from registration under the Securities Act, or (ii) pursuant to an applicable, current and effective registration statement under the Securities Act, including Form S-1 or Form S-3, but not including a registration statement on Form S-8. As of the date of this prospectus, there is no registration statement that registers sales of Shares by affiliates of the Company.

  An affiliate of the Company, as defined in Rule 405 promulgated by the Commission, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company. The determination of whether a person is an affiliate of the Company is primarily a factual one based upon whether he possesses, directly or indirectly, individually or in concert with others, the power to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting stock, by executive position, by membership on the Company's Board of Directors, by contract or otherwise. Therefore, each Optionee should consult its legal counsel concerning whether it is an affiliate of the Company and the attendant restrictions on the resale of Shares under the Securities Act.


                                 LEGAL MATTERS

  The validity of Dealership Stock Options and the Shares of Common Stock will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.


                                    EXPERTS

  The consolidated balance sheets as of June 30, 1997 and 1996 and the consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended June 30, 1997, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

==============================================      ==============================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS, AND IF
GIVEN OR MADE, SUCH INFORMATION OR                     500,000 SHARES OF COMMON STOCK ISSUABLE
REPRESENTATION MUST NOT BE RELIED UPON                UPON EXERCISE OF DEALERSHIP STOCK OPTIONS
AS HAVING BEEN AUTHORIZED BY THE                                       AND THE
COMPANY.  NEITHER THE DELIVERY OF THIS                ISSUANCE OF THE RELATED DEALERSHIP STOCK
PROSPECTUS NOR ANY SALE MADE                                           OPTIONS
HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS BEEN NO CHANGE IN THE
AFFAIRS OF THE COMPANY SINCE THE DATE
HEREOF OR THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO ITS DATE.  THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER                            AMERICREDIT CORP.
TO SELL OR A SOLICITATION OF AN OFFER TO
BUY ANY SUCH SECURITIES OTHER THAN THE
REGISTERED SECURITIES TO WHICH IT RELATES.
THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY SUCH SECURITIES IN ANY
CIRCUMSTANCES IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL.

                                                                   ------------------
                                                                       PROSPECTUS
                                                                   ------------------

          TABLE OF CONTENTS
                                     PAGE
                                     ----

AVAILABLE INFORMATION.............     2
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE..........     2
THE COMPANY.......................     4
THE PLAN..........................     6
FEDERAL INCOME TAX CONSEQUENCES...    10
RESTRICTIONS ON RESALE............    10
LEGAL MATTERS.....................    11
EXPERTS...........................    11

                                                                        MAY ___, 1998

==============================================      ==============================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

  Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee, substantially all of which will be borne by the Company, are as follows:

  Registration fee................................................     $5,000
  Legal fees and expenses.........................................      8,000
  Accounting fees and expenses....................................      3,500*
  Stock exchange listing fee......................................      2,000*
  Blue sky fees and expenses......................................      4,000*
  Miscellaneous expenses..........................................      1,500*
                                                                        ------

     TOTAL........................................................   $ 24,000*
_____________
*Estimated

Item 15.  Indemnification of Directors and Officers

     (a) The Articles of Incorporation, as amended to date (the "Articles of Incorporation"), of AmeriCredit Corp. (the "Company"), together with its Bylaws, provide that the Company shall indemnify officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by law. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgements, fines, settlements and reasonable expenses under certain circumstances.

     (b) The Company has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Texas. Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Texas, a director is not liable to the Company or its shareholders for breach of fiduciary duty.
Such limitation does not affect liability for: (i) a breach of the director's duty of loyalty to the Company or its shareholders or members; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Item 16.  Exhibits

     4.1*   -   1998 Limited Dealership Stock Option Plan of AmeriCredit Corp.

     4.2*   -   Form of Dealership Stock Option Certificate under the 1998
                Limited Dealership Stock Option Plan of AmeriCredit Corp.

     5.1*   -   Opinion of Jenkens & Gilchrist, a Professional Corporation,
                counsel for the Company, as to the validity of issuance of the Dealership Stock Options and the Common Stock.

     23.1*  -   Consent of Jenkens & Gilchrist, a Professional Corporation (to
                be included in the Opinion in Exhibit 5.1).

     23.2*  -   Consent of Coopers & Lybrand L.L.P. (included in this Part II).

     24.1*  -   Power of Attorney of certain officers and directors (included on the initial signature page hereto).

     27*    -   Financial Data Schedule

--------------------
*    Filed herewith.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, offices and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, County of Tarrant, State of Texas, on April 28, 1998.

                              AMERICREDIT CORP.


                              By:/s/ Clifton H. Morris, Jr.
                                 ----------------------------------------------
                                 Clifton H. Morris, Jr.
                                 Chairman of the Board and
                                 Chief Executive Officer

     Each individual whose signature appears below hereby designates and appoints Clifton H. Morris, Jr., Daniel E. Berce, Chris A. Choate, and each of them, any one of whom may act without the joinder of the other, as such person's true and lawful attorney-in-fact and agents (the "Attorneys-in-Fact") with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as any Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

         SIGNATURE                          TITLE                      DATE
         ---------                          -----                      ----

/s/ Clifton H. Morris, Jr.    Chairman of the Board and Chief     April 28, 1998
----------------------------  Executive Officer
    Clifton H. Morris, Jr.    (Principal Executive Officer)

/s/ Michael R. Barrington     Vice Chairman of the Board, Chief   April 28, 1998
----------------------------  Operating Officer and President
    Michael R. Barrington

/s/ Daniel B. Berce           Vice Chairman of the Board and      April 28, 1998
----------------------------  Chief Financial Officer
    Daniel E. Berce           (Principal Financial and
                              Accounting Officer)

/s/ Edward H. Esstman         President of AmeriCredit            April 28, 1998
----------------------------  Financial Services, Inc.,
    Edward H. Esstman         Executive Vice-Auto Finance
                              Division and Director

/s/ James H. Greer            Director                            April 28, 1998
----------------------------
    James H. Greer

/s/ Gerald W. Haddock         Director                            April 28, 1998
----------------------------
    Gerald W. Haddock

         SIGNATURE                          TITLE                      DATE
         ---------                          -----                      ----

/s/ Douglas K. Higgins        Director                            April 28, 1998
----------------------------
    Douglas K. Higgins

/s/ Kenneth H. Jones, Jr.     Director                            April 28, 1998
----------------------------
    Kenneth J. Jones, Jr.

                                 EXHIBIT INDEX


Exhibit
Number                            Document Description
-------                           --------------------

     4.1*   -   1998 Limited Dealership Stock Option Plan of
                AmeriCredit Corp.

     4.2*   -   Form of Dealership Stock Option Certificate under
                the 1998 Limited Dealership Stock Option Plan of
                AmeriCredit Corp.

     5.1*   -   Opinion of Jenkens & Gilchrist, a Professional
                Corporation, counsel for the Company, as to the validity of issuance of the Dealership Stock
                Options and the Common Stock.

     23.1*  -   Consent of Jenkens & Gilchrist, a Professional
                Corporation (to be included in the Opinion in Exhibit 5.1).

     23.2*  -   Consent of Coopers & Lybrand L.L.P. (included in
                this Part II).

     24.1*  -   Power of Attorney of certain officers and
                directors (included on the initial signature page hereto).

     27*    -   Financial Data Schedule

___________________
* Filed herewith.